Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Schedules

2021 Annual General Meeting for December 22, 2021

HONG KONG — November 22, 2021 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it will hold its 2021 annual general meeting on December 22, 2021 at 9:00 a.m. (Hong Kong time) or on December 21, 2021 at 8:00 p.m. (New York time) in Hong Kong, China.

Date:December 22, 2021 (Hong Kong Time) or December 21, 2021 (New York Time)

Time:09:00 a.m. (Hong Kong time) or 08:00 p.m. (New York Time)

Location:15/F Prosperity Millennia Plaza

663 King’s Road, Quarry Bay, Hong Kong, China

The annual general meeting will be devoted to the following proposals:

1.	To appoint and ratify the appointment of Mr. Tang Jian as Chairman of the Board of Directors of the Company;

2.	To appoint and ratify the appointment of Mr. Kan Siu Lun (Philip Kan) as an independent director of the Company; and

3.	To act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 22, 2021 (New York Time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2020 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2020 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

Exhibit 99.1

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe-Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; litigation and negative publicity surroundings China -based companies listed in the U.S.; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; its ability to comply with existing or future laws and regulations related to data protection or data security; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachment is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:In the United States:

iClick Interactive Asia Group LimitedCore IR

Lisa LiTom Caden

Phone: +86-21-3230-3931 #866Phone: +1-516-222-2560

E-mail: ir@i-click.comE-mail: tomc@coreir.com